 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEW POZNAN BASE ANNOUNCED

7 NEW ROUTES TO ATHENS, BILLUND, CASTELLON,
EILAT OVDA, MADRID, OSLO TORP & TEL AVIV

Ryanair, Poland's No. 1 airline, today (16 Mar) announced a new Poznan base, its fifth in Poland, as it launched its biggest ever Poznan winter schedule (2017), with 1 based aircraft (an investment of $100m) and 7 new routes to Athens, Billund, Castellon, Eilat Ovda, Madrid, Oslo Torp and Tel Aviv, and extra flights to London Stansted (14 routes in total), which will deliver 500,000 customers p.a. and support 375* jobs at Poznan Airport.

Ryanair will continue to connect Poznan with major business and leisure centres on high frequency, low fare services, including Dublin (3 wkly) and London (daily), with better timings and lower fares, making Ryanair the ideal choice for Polish business and leisure customers.

Ryanair's Poznan winter 2017 schedule will deliver:
●  1 based aircraft
●  7 new routes to: Athens, Billund, Castellon, Eilat Ovda, Madrid, Oslo Torp & Tel Aviv (all 2 x weekly)
●  More winter flights to: London Stansted (daily)
●  14 routes in total
●  34 weekly flights
●  500,000 customers p.a.
●  375* "on-site" jobs p.a.

Ryanair's Poznan summer 2017 schedule is attracting record bookings, with more frequencies to destinations for summer family holidays including routes to Barcelona, Corfu and Malta, on lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it continues to roll out its "Always Getting Better" improvements.

In Poznan, Ryanair's Chief Legal and Regulatory Officer Juliusz Komorek said:

"We are pleased to announce a new Poznan base, our fifth in Poland, as we launch our winter 2017 schedule, which includes 7 new routes to Athens, Billund, Castellon, Eilat Ovda, Madrid, Oslo Top and Tel Aviv, more winter flights to London and 14 routes in total, which will deliver 500,000 customers p.a. and support 350* jobs at Poznan Airport. Our based aircraft represents an investment of $100m, which further underlines our commitment to growing traffic, tourism and jobs in the Wielkopolska region and we look forward to working closely with our airport partners to deliver further growth in Poznan. These new flights will go on sale on the Ryanair.com website today.

We are also pleased to report record bookings on our Poznan summer 2017 schedule and Polish customers and visitors can look forward to even lower fares, so there's never been a better time to book a low fare flight on Ryanair. We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Poznan.

To celebrate the launch of our Poznan winter 2017 schedule we are releasing seats for sale across our European network from just 89zl, which are available for booking until midnight Monday (20 Mar). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:	Robin Kiely	Olga Pawlonka
	Ryanair Ltd	Ryanair Ltd
	Tel: +353-1-9451949	Tel: +353-1-9451768
	press@ryanair.com	pawlonkao@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 March, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary